Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following was made available to certain dMY followers on July 7, 2021.

AXIOS Sections Local news About Axico Sign up Satellite company Planet is going public via SPAC Manfraststher S in The satellite company Planet announced Wednesday that it’s planning to go public via a special purpose acquisition company (SPAC).

Why it matters Planet operates the largest fleet of Earth-observing satellites with more than too spacecraft taking photos of the world each day What’s happening Planet expects the deal to be closed in the last quarter of this year, and the company to be valued at about 128 billion . According to Planet CEO Will Marshall, the SPAC will allow the company to accelerate plans to offer updated analytical tools for their customers and invest more in sales and marketing Planet has done some great things with serving value to our customers and having impact on the world, but it’s the tip of the iceberg of our potential Marshall mild Axins How it works Planet’s data can be used to track relatively small changes on Earth from day to day, allowing customers to see things like deforestation from above. • The company is also involved with the Carbon Mapper project to monitor carbon emissions from orbit. What to watch Planet in ce of several space companies with plans to go public in the coming year The space industry as a whole is growing but is still looking for ways to attract more non government customers. SPACs can help companies find new lines of revenue but carry the risk of being at the whims of the market. For example, the stock price of Virgin Galactic, which went public via SPAC has been subject to a fair amount of volatility even though it hasn’t yet entered in to commercial operations Satellite operator Planet to go public in $2.8B SPAC merger

Planet, which operates a network of around 200 satellites that provides Earth imaging, as well as analytics of the data derived from that observation, is going public in a merger with special purpose acquisition company (SPAC) dMY Technology Group IV. The deal has a post-transaction equity value of $2.8 billion, and will provide Planet with $545 million in cash balance at close, including $345 million from dMY IV's contribution, and a $200 million PIPE provided by BlackRock-managed funds, Koch Strategic Platforms, Marc Benioff's TIME Ventures and Google.

After a bit of a lull, Planet is now the second significant private space company this week to take the SPAC route to public markets. Both are in the business of Earth observation, though Satellogic, which announced its own SPAC merger on Tuesday, operates on a much smaller scale at the moment. Planet, founded in 2010, has raised around $374 million to date, and operates the largest Earth imaging satellite constellation in operation.

The company's mission has been to transform the way Earth imaging data is collected and provided to commercial interests here on Earth. Planet's network can provide a complete scan of all of the Earth's landmass on a daily basis, and it offers that to customers "via a Bloomer-like terminal for Earth data," as Planet founder and CEO Will Marshall puts it. Access is provided on a subscription basis, and Planet says it generated over $100 million in revenue during its most recent fiscal year, which ended in January.

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Planet intends to use the funds resulting from the merger in part to pay down its existing debt, and also to fund its existing operations and "support new and existing growth initiatives." The aim to to complete the merger sometime later this year, at which point the combined entity will trade under the ticker "PL" on the NYSE.

5 things to k before the stock market opens Wednesday 5. Satellite imagery company Planet Labs is going public plan Satellite imagery and dara specialist Planet Labs is preparing to go pobilie, merging SPAC in a deal with backing from Alphaber’s Google MackRock and Salesforce co-founder Marc Benioff. Planet Labs is merging with special purpose acquisition company dry Technology Oroup IV, which trades on the NYSE under ticker DMYQ. “We’re a mature business and have a massive new and unique data set of our 190 satellites, the largest Earth imaging fleet ever, and more than 10 times anyone else,” Planet Labs co founder and CEO Will Marshall told CNBC. Shares of DMYQ rose almost 2% in premarket trading.

Hyperdrive Planet Labs Strikes a SPAC Deal at $2.8 Billion Valuation The startup, which operates a network of satellites that photograph daily happenings on Earth, is the latest private space company to go public. By Ashlee Vance July 7, 2021, 5.00 AM CDT Planet Labs Inc. which uses a network of satellites to photograph the daily happenings on Earth, plans to become the latest private space company to go public. On Wednesday, Manet revealed that it will join with dMY Technology Group IV, Inc., a special purpose acquisition company (SPAC), with the hopes of trading on the NYSE by the fourth quarter under the ticker symbol “PL” Through this arrangement and additional investments from Mare Benioff’s TIME Ventures and Google, Planet expects to raise about $545 million to put toward its buss of manufacturing, lanching and operating hundreds of satellites in Low Earth Orbit Based in San Francisco, Planet reported m than $100 million in revenue during its last fiscal year and is being valued at $2.8 billion for the SPAC deal This really is a milestone that enables us to fundamentally accelerate our business, saat Will Marshall, the co-founder and CEO of Planet More from Hyperdrive Bentley Goes Its Own Way With New Hytarld an Porac he-Rimac Align Ford Barkad Argo Chooses In Go Public Did Het with us. Shareholder Sta After China Crackdown Founded in 2010, Planer followed on the heel of Elon Musk’s SpaceX to help injest new ide in the private space inhatry. Where Space to lower the cut and increase the frequency of rocket launches, Planet sought to make a new breed of smaller, less expensive satellites that could work together to perforts complex tails The first machines Planet built are called “Doves sboebun-sized suefliers packed with imaging exipment. More than 150 of the satellites constantly circle the Earth taking pictures This type of agery work used to bed by ps of gevennest contract with Renault CEO Warns very large sellites that could cost upwards of St Semiconductor Crunch to te Through 2022 billion cach and take a decade to design and lunch imo space. The image produced by mach sellers seded to be rare and expense and en cuntrolled by government bodies. Planet, by ert, with its lar out approach aimed to place my lines whit and produce come picture of what was happening on a day-day bubu We Live TV Opomberg Television in this article 250641 WTH Dram 72.79 WEn Lie TV pomberg Television Let there be change

Because the Doves are smaller than traditional imaging satellites, they cannot take pictures at the highest resolutions. Still, Planet is able to manufacture and replace its devices faster than the traditional players, which lets it update the hardware with the latest optical and computing technology. Over the years, Planet has also acquired fleets of larger satellites that take higher resolution pictures than its Doves. All told, Planet snaps 3 million images per day across more than 150 million square miles. It has, on average, 1,500 pictures for each spot on Earth, and the images are taken at regular intervals over time. The pictures are not detailed enough to see something like a person’s face but are good enough to make out cars and other objects in a cityscape. The day’s biggest stories Get caught up with the Evening Briefrig Sign Up yung my cand tend to be an The images produced by the satellites are used for a wide range of tasks. Farmers buy them to check on the health of their crops and to pinpoint the best times to harvest. Wall Street firms use them to check on the supply of oil in storage tanks and the pace of industrial activity in different regions. Governments purchase the photos to monitor military stockpiles and troop movements. And a variety of non profits and political and environmental organizations tap into Planet’s archive to monitor things like deforestation. the health of coral reefs and the status of refugee camps. Niccolo de Masi, the CEO of dMY IV, said he views Planet fundamentally as a data subscription service that has an established lead over coming competitors. “There’s already ten years of data that no one can ever catch up on and replicate,” he said. “This is also not a situation where they’re saying. Trust us. We will have revene some day: Planet has nine figures of revenue already.” To date, Planet has rased more than $400 million from investors and venture capital firms like Data Collective (DCVC), Yuri Milner atid Capricorn Investment Group. Existing Planet shareholders will hold onto 77 percent of the company, following the SPAC deal, according to the company, Planet expects to raise $345 million through the acquisition by dMY IV and another $200 million from funds and accounts managed by BlackRock Marshall said that much of the new money will go toward building out Placier’s sales and marketing tests and improving its software, & c and software, & eastind area of interest going forward for Planet will be tapping its imagery to moor and calculate the rumental soll of businesses. “We have seen the whole world is serving to boot into a sustainable economy Manhall said “Companies want to measure their supply chain and e.All of that work starts with date.” Watch Live TV Listen to Live Radio) Bloomberg Television Let there be change accenture Let there be change Accenture

Satellite imagery company Planet Labs is going public, backed by Google, BlackRock and Marc Benioff KEY POINTS Sette imagery and data special Planet Labe is preparing to go public merging with SPAC in a deal backing from Google BlackRock, and Mare Be is merging with special purpose equation company d Technology Group N which tredes on the NYSE under sker OMYQ Pan is de company unique des set of our 100 seas the largest Earth imaging feat ever and more then 10 times anyone else Planet cander and CEO w Marshall CNBC. OLYM JUL USA TRENDING NOW

IVE Olympics will han spectators after Japan declares state of emergency Americans will need masks indoors as U.S. heads for dangerous fall with surge in delta Covid cases As stimulus check petition hits 2.5 million signatures, Americans ask Will there be a fourth payment Headache? Runny nose? These are among the new top 5 Covid symptoms, study says WILL MARSHALL lanet CEO on decision to go public via SPAC merger Satellite imagery and data specialist Planet Labs is preparing to go public. announcing on Wednesday that it will merge with a SPAC to list on the New York Stock Exchange. Planet Labs is combining with special purpose acquisition company Y Techno SupIY, which trades on the NYSE under ticker DMYQ, The deal gives the space company a $2.8 billion equity valuation and is expected to close in the fourth quarter, resulting in Planet laring on the NYSE under ticker PL “Planet is a data company we’re a mature business and have a massive new and unique data set of our 190 satellites, the largest Earth imaging feet ever, and more than 10 times anyone else,” Planet co-founder and CEO Will Marshall told CNBC. Shares of DMYQ rose 1.7% in trading to close at $9.97. FROM THE WEB Ron Paul’s New Worning For Every American

3 Steps To Tell A Slot is Close To Hitting The Jackpot plane Counder and CEO wa Marshall The deal is expected to raise $4.3-4 million in total for Planet, including a $200 million PIPE round-or private investment in public equity-led by BlackRock and joined by Google, Koch, and Mare Benef’s TIME Ventures. Previously. Planet raised more than $380 million in capital from investors including Google, DEJ, Lux Capital, DCVC, Founders Fund, Space Capital, and more. “I’m really excited by having such quality partners as we go into this important milestone for planet,” Marshall said. “We’re doing this for the long haul. Planet joins a trend of space companies going public through SPAC deals. with Virgin Galactic the first of the recent generation in 2019. Rocket builder Astra and satellite broadband focused AST & Science have each begun trading, with companies Becket Lab. Spur Global, BlackSky, Bedwine.

Satellogic, and Momentus expected to follow in the coming months. A data subscription business Planet has launched 462 satellites to date, and its current orbital fleet features 21 satellites that can capture imagery at a 50 centimeter resolution and about 120 that can capture imagery at a near three meter resolution. Resolution is a way to measure the detail that a satellite can image, so a smaller resolution means a higher quality look at what is on the ground. Marshall noted that its higher quality resolution satellites create a “scan of the whole landmass of the Earth once per day.”

The company’s imagery then feeds into a data index that Planet says makes the Earth “searchable” for its more than 600 customers. Planet’s customer contracts are set up as subscriptions, with 90% of those recurring annual contracts. Its existing revenue is largely split between four sectors: Civil at 24%, agriculture at 23%, defense and intelligence at 22%, and mapping at 17%. Highly Diversified and Differentiated Revenue Base Revenue by Vertical Today Revenue $113m Tomorrow Ravenue 5693 & That it Pak

“Analytics are foundational to the biggest trillion dollar trends happening in the global economy with digital transformation of various industries,” Marshall said. “You can’t manage what you can’t measure.” He analogized Planet as a data business, rather than a satellite company, in the same way as Google is a search engine and advertising business, rather than server company. “They have servers in the backend, yes... Planet has satellites in the back end and we’re really good at them,” Marshall said. “But we’re a data business - we sell data to our clients; that’s the value that they get Over $100 million last year Planet generated $113 million in revenue last year -as the company’s fiscal year 2021 ended on Jan. 31. While Marshall says that Planet “don’t need as much of the cash as its raising through this SPAC, the company will use it to grow its sales, marketing, and software lines. The company aims to be profitable on an adjusted EBITDA basis by early 2025, and grow its revenue to nearly $700 million by early 2026. “We’re now ready to go out into the world, and the world really needs us, Marshall said. “When we look around in the world, pretty much every company in every industry needs to measure ESG [environmental, social and governance] targets, every government in every country needs to measure their emissions, and so on.” “We’ve got to be a global business, and we’re getting there,” Marshall added.

Planet Labs launches $2.8bn deal in latest spac Spac Earth imaging company hopes to capitalise on demand for data to measure environmental and social goals A Planet Labs satellite image of Fiery Cross Reet, one of China’s artificial islands in the South China Sex Planet Labs Tim Bradshaw in London YESTERDAY Planet Labs, the Earth imaging business whose fleet of small satellites captures daily data about how the globe is changing, has struck a $2.8bn deal to become a public company. San Francisco-based Planet will merge with dMY Technology Group IV, a special purpose acquisition company listed on NYSE, raising net proceeds of $434m, after transaction expenses and paying down debt.

The deal is expected to give the combined business an equity value of about $2.8bn when it closes in the fourth quarter of 2021. The deal includes a $200m private investment in public equity, or Pipe financing, led by clients of BlackRock, as well as Google, Salesforce founder Marc Benioff’s Time Ventures, and energy group Koch. “Planet is ready to go out into the world and the world really needs Planet,” said Will Marshall, co-founder and chief executive, as it hopes to capitalise on growing demand from governments and companies for data to measure environmental and social goals. Founded in 2010 by three former Nasa scientists, Planet now operates about 200 satellites, some of them barely larger than a shoe box, carrying an array of cameras and other sensors. Together, these satellites capture a new scan of the Earth’s entire landmass every day, generating data that can be used to track farms, natural disasters, ships and planes, deforestation, and infrastructure.

Planet is the latest Spac related to space, after recent multibillion-dollar deals involving Rocket Lab, which builds rockets, and Spire, another maker of small satellites to track Earth data, were launched in March. One of the earliest of the current flurry of Spac transactions saw Virgin Galactic go public via a merger with Social Capital Hedosophia in late 2019. Virgin Galactic’s stock has doubled so far this year to a market value of $11bn. Planet Labs will also become one of the first public benefit corporations to list through a Spac, after the debut of AppHarvest, an agriculture technology company, earlier this year. Public benefit corporations, sometimes known as a B Corp, are intended to allow the company to pursue a social or environmental mission that may come at the expense of financial results. Planet, which will become a PBC once it goes public, has not yet disclosed its mission. A dual-class share structure will allow Marshall and his co-founder Robbie Schingler to retain control of the business after it goes public. Planet’s revenues grew 18 per cent to $113m last year, from more than 600 customers. It projects growth to accelerate thanks to the infusion of cash from going public, as it builds out its sales and marketing. It recently hired Kevin Weil, a former Instagram and Twitter executive, as its head of product and business, to help improve its software and make it easier for new kinds of customers to use.

“We are fully a data business at this point, not a satellite business,” said Marshall, likening Planet’s products to a “Bloomberg terminal for Earth data”. MUTTERSS as close to the White House in Washington D Planet Labs Rows of crags in Brazil, The near infrained and red i The company generates most of its revenues from clients in the public sector. defence and intelligence groups, agricultural companies and mapping providers, including Google, which sold its satellite photography unit Terra Bella to Planet in 2017. In an investor presentation. Planet reported a net loss of $127m in the financial year ending in January 2021 and forecasts that it will not become profitable on an adjusted ebitda basis until fiscal 2025. Planet will be dMY Technology’s fourth Spac deal. The investment group is led by Niccolo De Masi, a former executive at mobile and gaming companies, and Harry You, a veteran of enterprise technology and professional services companies such as EMC, Accenture and Oracle. As a private company, Planet had raised about $380m from investors including DFJ and Founders Fund.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include a proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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